

ITW Conference Call
Second Quarter 2012

July 24, 2012



100 YEARS STRONG

Forward-Looking Statements

Safe Harbor Statement

This conference call contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 including, without limitation, statements regarding strategic initiatives and related benefits, operating performance, growth in free operating cash flow, revenue growth, diluted income per share from continuing operations, restructuring expenses and related benefits, tax rates, exchange rates, share repurchases, end market conditions, and the Company's related 2012 forecasts. These statements are subject to certain risks, uncertainties, and other factors which could cause actual results to differ materially from those anticipated. Important risks that could cause actual results to differ materially from the Company's expectations include those that are detailed in ITW's Form 10-K for 2011.

Non-GAAP Measures

The Company uses certain non-GAAP measures in discussing the Company's performance (denoted with *). The reconciliation of those measures to the most comparable GAAP measures is contained within the appendix of this presentation and is also available at our website www.ITW.com under "Investor Relations".

Conference Call Playback

- **Replay number: 888-566-0396; No pass code necessary**

- **Telephone replay available through midnight of August 7, 2012**

- **Webcast / PowerPoint replay available at www.itw.com**

- **Supplemental financial and investor information will be available on the ITW website under the "Investor Relations" tab**

Key Long-Term Initiatives

- ITW is committed to shareholder value-adding initiatives: business structure simplification, strategic sourcing and portfolio management

- These initiatives will enable our decentralized management to better leverage ITW's core competitive advantages globally and will enhance our long-term operational performance

- Prospective long-term strategic and operational benefits and savings for the company will be communicated in late '12, with benefits expected to start accruing in '13

Business Structure Simplification

- Communicated "scale up" initiative (better leveraging of global opportunities and scale) to internal and external constituents
- Assessed business structure and starting to implement key organizational changes
- 80/20 process will further simplify and focus business
- Details forthcoming in late '12; operational benefits realized starting in '13

Strategic Sourcing

- As part of long-range plan, made decisions on appropriate approach and organization
- Prioritized certain raw materials and other cost categories for first phases
- Implementation to begin in late '12 and cost benefits to begin in '13

Portfolio Management

- Continued portfolio review as part of long-range planning process to identify non-core assets
- Completed divestiture of finishing business in April '12
- Divested non-core consumer packaging business in July; expecting to divest another consumer packaging business later in Q3
- Other divestitures will be communicated at the appropriate time

Q2 2012 Highlights

$ in Millions, except per share amounts	Q2 2012	Q2 2011	F/(U)
Operating Revenues	$ 4,655	$ 4,615	0.9%
Operating Income	770	711	8.3%
% of Revenues	16.5%	15.4%	1.1 pts
Diluted EPS from Continuing Operations	1.11	0.96	15.6%
Free Operating Cash Flow *	409	225	81.8%

- **Total revenue growth of 0.9%, with organic and acquired revenues offset by currency impact, primarily weaker Euro**

- **Strong North America (US) demand drives organic performance**

- **Operating margins of 16.5%; 110 bps of improvement versus prior year**

- **Q2 2012 tax rate: 29.0%**

* See the Appendix for the reconciliation from GAAP to non-GAAP measurements.

Q2 2012 vs. Q2 2011 Operating Results

	F(U) to Prior Year		
	Total Revenue	Operating Income	Operating Margin
Organic (Base) Business			
Operating Leverage	2.3%	6.0%	0.6%
Changes in Variable Margin & Overhead Costs	-	6.4%	0.9%
Total Organic (Base)	**2.3%**	**12.4%**	**1.5%**
Acquisitions & Divestitures	3.0%	0.7%	-0.4%
Translation	-4.5%	-4.7%	0.0%
Restructuring	-	-0.1%	0.0%
Other	0.1%	0.0%	0.0%
Total	**0.9%**	**8.3%**	**1.1%**

- Organic revenue growth: 2.3%, led by US

- Price / cost margin impact: +60 bps

- Acquisition operating margins excluding amortization: 14.4%

- Currency negatively impacted EPS by $0.04 primarily due to weaker Euro

- Restructuring expense of $14M, $1M higher than last year

Working Capital & Cash Flow



Net Trade Receivables & DSO

$3,146 (Q2 2011) → $3,164 (Q2 2012)

62.0 → 61.2

$ In Millions — Trade Receivables ■ DSO



Inventory & MOH

$1,920 (Q2 2011) → $1,796 (Q2 2012)

1.9 → 1.8

$ In Millions — Inventory ■ MOH



Avg. Invested Capital & ROIC *

$12,954 (Q2 2011) → $13,456 (Q2 2012)

15.6% → 16.3%

$ In Millions — Avg. Invested Capital ■ ROIC *

$ in Millions	Q2 2012	Q2 2011
Net cash provided by operating activities	509	312
Additions to plant and equipment	(100)	(87)
Free Operating Cash Flow *	409	225

Free Operating Cash Flow improved in Q2; Further increase in 2nd half expected

* See the Appendix for the reconciliation from GAAP to non-GAAP measurements.

ITW PROFITABLE GROWTH, STRONG RETURNS

7

Capital Structure

Capital Allocation Priorities

1. Organic Investments
2. Dividends $346M YTD
3. External Investments
   - Share Repurchases $1B YTD
   - Acquisitions $587M YTD

- **Organic investments continue to focus on key growth platforms and emerging market opportunities**
- **$526M of share repurchases in Q2; $1B YTD**
- **$105M annualized revenues acquired in Q2; $88M in growth platforms and emerging markets**



Total Debt to Capital
28%
32%
29%
32%
33%
Q2 2011
Q3 2011
Q4 2011
Q1 2012
Q2 2012



Total Debt to EBITDA *
1.3
1.5
1.2
1.4
1.4
Q2 2011
Q3 2011
Q4 2011
Q1 2012
Q2 2012

* See the Appendix for the reconciliation from GAAP to non-GAAP measurements.

ITW PROFITABLE GROWTH, STRONG RETURNS 8

Revenue Growth by Geography
Q2 2012 vs. Q2 2011



- **North America (US) drives organic growth**

- **European performance modestly negative**

- **Asia Pacific performance reflects flat performance in China and better than expected growth in India**

- **South American performance driven by softer Brazilian economy**

Excludes impact of currency

Q2 2012 Segment Results

$ in Millions	Q2 2012			% F(U) vs. prior year				
	Total Revenue	Operating Income	Operating Margin	Total Revenue	Organic (Base) Revenue *	Operating Income	Operating Margin	Organic (Base) Op Margin *
Transportation	$ 896	$ 143	16.0%	0.1%	3.4%	4.4%	0.7%	1.0%
Power Systems & Electronics	810	172	21.2%	7.7%	5.2%	11.0%	0.6%	1.6%
Industrial Packaging	627	76	12.1%	-5.1%	0.2%	8.6%	1.5%	1.8%
Food Equipment	476	75	15.8%	-3.3%	1.3%	11.9%	2.1%	2.2%
Construction	489	59	12.1%	-6.0%	-0.5%	-7.8%	-0.2%	-0.3%
Polymers & Fluids	334	57	17.1%	-0.9%	-0.4%	1.8%	0.4%	1.2%
Decorative Surfaces	286	41	14.3%	0.4%	4.8%	17.1%	2.1%	1.4%
All Other	755	147	19.5%	8.8%	2.6%	15.7%	1.2%	2.5%
Intersegment	(18)							
Total Company	**4,655**	**770**	**16.5%**	**0.9%**	**2.3%**	**8.3%**	**1.1%**	**1.5%**

* See the Appendix for the reconciliation from GAAP to non-GAAP measurements.

Q2 2012 Segment Commentary

	Organic Revenue Y/O/Y % Changes / Key Business Trends

Transportation	~ Auto OEM: WW 6%
	  · NA: 8%, International: 4%, Europe: 1%, Asia: 24%
	  · Auto builds grow in NA and China but decline in Europe
	~ Auto Aftermarket: -2% as consumer spending softens
	~ CCI: 4% due to strong energy demand in Western U.S. / Canada

Power Systems & Electronics	~ Welding: WW 9%
	  · NA: 11%, International: 2%
	  · Strong demand from global heavy equipment manufacturers and energy projects
	~ Electronics: WW 2%
	  · Electronics assembly: 14% due to high volume activity
	  · Other electronics: -5%

Industrial Packaging	~ Total Industrial Packaging North America: 4% ~ Total Industrial Packaging International: -2% ~ Worldwide strap and equipment: -1% · International: -4%, North America: 3% ~ Stretch packaging: 3%

Food Equipment	~ North America: 3%
	  · Equipment sales: 3%; ware wash performed well
	  · Service: 2%; focusing on key customers
	~ International: flat
	  · International equipment: flat due to weakness in cooking products for institutional customers / lack of government spending
	  · Service revenues: flat

Construction	~ International: -4% · Europe: -6%, Asia Pacific: -1% ~ North America: 8% as residential, commercial and renovation all positive
Polymers & Fluids	~ Polymers & hygiene: flat ~ Fluids: -1% due to reduced sales for MRO related products and slowing in Europe
Decorative Surfaces	~ North America: 6% due to innovation in product design and ongoing penetration in commercial categories ~ International: 4% due to strong demand in China
All Other	~ Test and measurement: 8% due to good cap ex spending for structural testing equipment in NA, Europe, and China ~ Appliance: 3% ~ Consumer packaging: -1% largely due to decline in consumer demand for global multipack products; decorating business strong

2012 Guidance

	Q3 Forecast	Full Year	
		Prior Forecast	Current Forecast
Total Revenue	(1%) - 1%	5% - 7%	1% - 3%
Diluted EPS from Continuing Ops	$1.03 - $1.11	$4.14 - $4.38	$4.03 - $4.19
% F/(U) to 2011 Diluted EPS from Continuing Operations[1]	3% - 11%	10% - 16%	7% - 12%
Tax Rate	28.5% - 29.5%	28.5% - 29.5%	28.5% - 29.5%
Restructuring		$90 - 100M	$100 - $110M

	Tot Rev Growth % (Mid Range)	EPS Midpoint
Prior Full Year Forecast	6.0%	$4.26
Base business	(1.7%)	(0.08)
Translation	(1.7%)	(0.07)
Higher restructuring	-	(0.02)
YTD & forecasted share repurchase	-	0.04
Other	(0.6%)	(0.02)
Current Full Year Forecast	2.0%	$4.11

[1] Q1 2011 excludes a $166 million tax benefit, or $0.33 per share, associated with an Australian tax matter.

Q&A

100 YEARS STRONG

ITW *PROFITABLE GROWTH, STRONG RETURNS*

Appendix:

GAAP to Non-GAAP Reconciliations & Segment Tables

100 YEARS STRONG

Appendix
Return on Average Invested Capital

The Company uses return on average invested capital ("ROIC") to measure the effectiveness of its operations' use of invested capital to generate profits. Invested capital represents the net assets of the Company, excluding cash and cash equivalents and outstanding debt, which are excluded as they do not represent capital investment in the Company's operations. Average invested capital is calculated using balances at the start of the period and at the end of each quarter.

For further information on ROIC, see the Company's annual report on Form 10-K for 2011.

$ in Millions	Q2 2011	Q2 2012
Operating income	$ 711	$ 770
Taxes (29.0% for 2011 and 2012)	(206)	(223)
Operating income after taxes	$ 505	$ 547
Invested capital at end of period:		
Trade receivables	$ 3,146	$ 3,164
Inventories	1,920	1,796
Net plant and equipment	2,132	2,067
Investments	436	271
Goodwill and intangible assets	7,207	7,824
Accounts payable and accrued expenses	(2,296)	(2,264)
Net assets held for sale	322	71
Other, net	397	386
Invested capital	$ 13,264	$ 13,315
Average invested capital	$ 12,954	$ 13,456
Return on average invested capital	15.6%	16.3%

Appendix
Free Operating Cash Flow

The Company uses free operating cash flow to measure cash flow generated by operations that is available for dividends, acquisitions, share repurchases and debt repayment. Free operating cash flow represents net cash provided by operating activities less additions to plant and equipment.

For further information on free operating cash flow, see the Company's annual report on Form 10-K for 2011.

$ in Millions	Q2 2012	Q2 2011
Net cash provided by operating activities	509	312
Additions to plant and equipment	(100)	(87)
Free Operating Cash Flow	409	225

Appendix
Total Debt to EBITDA

The Company uses the ratio of total debt to EBITDA to measure its ability to repay its outstanding debt obligations. The ratio of total debt to EBITDA represents total debt divided by income from continuing operations before interest expense, other income (expense), income taxes, depreciation, and amortization and impairment of goodwill and other intangible assets on a trailing twelve month (TTM) basis.

For further information on total debt to EBITDA, see the Company's annual report on Form 10-K for 2011.

$ in Millions	Q2 2011		Q3 2011		Q4 2011		Q1 2012		Q2 2012	
Short-term debt	$	1,450	$	1,041	$	502	$	1,244	$	1,438
Long-term debt		2,623		3,522		3,488		3,521		3,468
Total Debt	$	4,073	$	4,563	$	3,990	$	4,765	$	4,906
Income from continuing operations (TTM)	$	1,821	$	1,908	$	2,017	$	1,881	$	1,925
Add:										
Interest expense		177		182		192		198		203
Other income (expense)		(25)		(49)		(54)		(56)		(63)
Income taxes		499		525		576		754		772
Depreciation		335		338		336		335		332
Amortization and impairment of goodwill and other intangible assets		223		239		255		272		284
EBITDA (TTM)	$	3,030	$	3,143	$	3,322	$	3,384	$	3,453
Total Debt to EBITDA		1.3		1.5		1.2		1.4		1.4

Appendix
Results by Segment
Q2 2012 vs. Q2 2011

Total Revenue	Transportation	Power Systems & Electronics	Industrial Packaging	Food Equipment	Construction	Polymers & Fluids	Decorative Surfaces	All Other
Total Organic (Base)	3.4%	5.2%	0.2%	1.3%	-0.5%	-0.4%	4.8%	2.6%
Acquisitions & Divestitures	1.1%	4.8%	0.6%	0.0%	0.3%	6.2%	0.0%	9.4%
Translation	-4.4%	-2.3%	-5.9%	-4.6%	-5.8%	-6.7%	-4.4%	-3.2%
Other	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%
Total Revenue	0.1%	7.7%	-5.1%	-3.3%	-6.0%	-0.9%	0.4%	8.8%

Operating Margin	Transportation	Power Systems & Electronics	Industrial Packaging	Food Equipment	Construction	Polymers & Fluids	Decorative Surfaces	All Other
Operating Leverage	0.7%	1.1%	0.0%	0.4%	-0.1%	-0.2%	1.5%	0.7%
Changes in Variable Margin & Overhead Costs	0.3%	0.5%	1.8%	1.8%	-0.2%	1.4%	-0.1%	1.8%
Total Organic (Base)	1.0%	1.6%	1.8%	2.2%	-0.3%	1.2%	1.4%	2.5%
Acquisitions & Divestitures	-0.1%	-1.1%	-0.1%	0.0%	0.1%	-0.7%	0.0%	-1.2%
Translation	0.0%	0.0%	-0.2%	-0.1%	0.0%	-0.1%	0.7%	-0.1%
Restructuring	-0.2%	0.1%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%
Other	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%
Total Operating Margin	0.7%	0.6%	1.5%	2.1%	-0.2%	0.4%	2.1%	1.2%

Appendix
2011 Segment Restatement

The Company periodically makes changes to its management reporting structure to better align its businesses with Company objectives and operating strategies. In the first quarter of 2012, the Company made certain changes in its management reporting structure that resulted in changes in some of the reportable segments. The prior period segment results have been restated to conform to the current year reporting of these businesses.

For further information on segment restatement, see the Company's quarterly report on Form 10-Q for Q1, 2012.

$ in Millions	Q1 2011			Q2 2011			Q3 2011			Q4 2011			Full Year		
	Total Revenue	Operating Income	Operating Margin %	Total Revenue	Operating Income	Operating Margin %	Total Revenue	Operating Income	Operating Margin %	Total Revenue	Operating Income	Operating Margin %	Total Revenue	Operating Income	Operating Margin %
Transportation	$ 839	$ 137	16.3%	$ 895	$ 137	15.3%	$ 877	$ 137	15.6%	$ 833	$ 128	15.4%	$ 3,444	$ 539	15.7%
Power Systems & Electronics	712	150	21.0%	752	155	20.6%	778	154	19.8%	746	146	19.6%	2,988	605	20.2%
Industrial Packaging	592	61	10.3%	661	70	10.6%	628	64	10.2%	582	54	9.3%	2,463	249	10.1%
Food Equipment	473	67	14.2%	492	67	13.6%	512	83	16.2%	508	87	17.1%	1,985	304	15.3%
Construction	464	45	9.8%	520	64	12.3%	514	64	12.5%	461	52	11.3%	1,959	225	11.6%
Polymers & Fluids	287	41	14.2%	337	56	16.6%	332	56	16.9%	294	35	11.9%	1,250	188	15.0%
Decorative Surfaces	268	34	12.7%	285	35	12.3%	283	34	12.0%	248	29	11.7%	1,084	132	12.2%
All Other	658	124	18.8%	694	127	18.3%	676	122	18.0%	662	116	17.6%	2,690	489	18.2%
Intersegment	(21)			(21)			(19)			(15)			(76)		
Total Company	4,272	659	15.4%	4,615	711	15.4%	4,581	714	15.6%	4,319	647	15.0%	17,787	2,731	15.4%